Exhibit 4.98

Summary of the Instrument of Commitment to Purchase and Sale of Real Properties, entered into on September 15, 2021, in connection with Fazenda Panamby.

Parties: Kng Administração e Participações Ltda., Tritt Administração e Participações Ltda., Terra-Azul Organização Administrativa Ltda. e SBR Administração e Participações Ltda., as sellers; Imobiliária Mogno Ltda., as buyer.

Purpose: The commitment to buy the Panamby Farm with a total area of 10,792 hectares, of which 5,379 hectares are arable. The acquisition value is R$285.6 million (302 soybean bags per arable hectare), to be paid in two installments, comprised of a down-payment in the amount of R$140.0 million, which was paid in September 2022, and an additional installment to be paid in 2023.